FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of December 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

'Acambis delivers MVA doses'




Acambis completes delivery of 500,000 doses of MVA3000 smallpox vaccine to US Government

Cambridge, UK and Cambridge, Massachusetts - 2 December 2005 - Acambis plc (Acambis) (LSE: ACM, NASDAQ: ACAM) announces that it has completed the delivery under contract terms of 500,000 doses of its investigational MVA attenuated smallpox vaccine, MVA3000, to the National Institute of Allergy and Infectious Diseases ("NIAID"), part of the US National Institutes of Health.

The delivery fulfils a core requirement of the contract that was awarded to Acambis by the NIAID in September 2004 for the manufacture and development of an MVA vaccine. Acambis is co-developing MVA3000 with Baxter Healthcare SA ("Baxter"), which produced the 500,000 doses at its facilities and provides process development and manufacturing services.

CEO Gordon Cameron commented:

"With the delivery of 500,000 doses of MVA3000 to the US Government, we have cleared the major hurdle of the NIAID's second contract for MVA vaccine. By achieving this milestone, the Acambis/Baxter team has once again demonstrated its ability to manufacture and deliver large quantities of critical biodefence smallpox vaccines. Our proven manufacturing capability for MVA3000 can only strengthen the proposal we submitted to the US Government for the manufacture of up to 20 million doses of MVA."

In August, the Department of Health and Human Services issued a Request for Proposals (RFP) for the manufacture of up to 20 million doses of MVA attenuated smallpox vaccine and advanced clinical testing up to and including obtaining a product license for MVA. It also included options for the purchase of up to 60 million additional doses of MVA and "warm-base" manufacturing over the longer term. Acambis submitted a proposal in response to the RFP in October and the US Government has indicated that contract award(s) will be made in February 2006.

Enquiries:

Acambis:

Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Financial Dynamics:

David Yates/Davina Langdale
Tel: +44 (0) 20 7831 3113

About Acambis' NIAID contracts

Acambis has been awarded two contracts by the NIAID for the manufacture and development of its MVA smallpox vaccine, MVA3000. The first contract, awarded in February 2003, was for $9.2m. The second, awarded in September 2004, is potentially worth up to $131m, with a $76m core component requiring clinical testing and manufacture of 500,000 doses of MVA3000.

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor' statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 02 December 2005                       ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.